Exhibit (a)(1)(G)

QUALTRICS ANNOUNCES COMPLETION OF EXCHANGE OFFER

PROVO, Utah and SEATTLE, September 15, 2021 — Qualtrics (NASDAQ: XM), the leader and creator of the Experience Management (XM) category, today announced the successful completion of an exchange offer by Qualtrics to certain eligible employees of QAL Technologies Pty Ltd, a proprietary limited company organized in Australia and a subsidiary of Qualtrics, to exchange all of their outstanding cash-settled fixed value rights and all of their outstanding cash-settled rights that are linked to the value of SAP Ordinary Shares for unvested rights (“Qualtrics RSUs”) to receive shares of Qualtrics Class A common stock. The exchange offer expired, as scheduled, at 11:59 p.m., Mountain Time, on September 10, 2021 (or 3:59 p.m., Australian Eastern Time, on September 11, 2021).

Pursuant to the exchange offer, a total of 60 eligible employees elected to tender and did not withdraw their outstanding awards in the exchange offer, and Qualtrics accepted for exchange awards representing approximately 78.30% of the value of all outstanding awards eligible to be tendered. Promptly following the expiration of the exchange offer, all properly tendered awards were cancelled and, pursuant to the terms of the exchange offer and the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan, Qualtrics granted 30,539 Qualtrics RSUs in exchange for the tendered awards.

About Qualtrics

Qualtrics, the leader and creator of the Experience Management (XM) category, is changing the way organizations manage and improve the four core experiences of business—customer, employee, product and brand. Over 13,500 organizations around the world use Qualtrics to listen, understand and take action on experience data (X-data™)—the beliefs, emotions and intentions that tell you why things are happening, and what to do about it. The Qualtrics XM Platform™ is a system of action that helps businesses attract customers who stay longer and buy more, engage employees who build a positive culture, develop breakthrough products people love and build a brand people are passionate about. To learn more, please visit qualtrics.com.
Investor Relations:
Steven Wu
Head of FP&A and Investor Relations
investors@qualtrics.com

Public Relations:
Gina Sheibley
Chief Communications Officer
press@qualtrics.com